Exhibit 12.1

	Energy Transfer Partners, L.P.						Sunoco Logistics Partners Operations L.P.
	Three Months Ended March 31,	Years Ended December 31,					Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013	2018	2017	2016	2015	2014	2013
Fixed Charges:
Interest Expense	$346	$1,365	1,317	1,291	1,165	1,013	$40	$142	$157	$141	$76	$77
Capitalized interest	80	283	199	163	101	45	54	172	111	76	79	21
Interest charges included in rental expense	3	10	9	19	17	16	2	12	7	7	6	4

Total fixed charges	429	1,658	1,525	1,473	1,283	1,074	96	326	275	224	161	102
Series A and B preferred unit distributions	24	24	—	—	—	—	—	—	—	—	—	—
Distribution to the Legacy Series A Convertible Redeemable Preferred Units	—	—	—	3	3	6	—	—	—	—	—	—

Total fixed charges and preferred unit distributions	453	1,682	1,525	1,476	1,286	1,080	96	326	275	224	161	102
Earnings:
Income before income tax expense (benefit)	839	1,005	397	1,366	1,543	846	235	1,142	695	386	275	540
Less: equity in earnings (losses) of unconsolidated affiliates	(72)	156	59	469	332	236	48	(88)	(39)	(24)	(25)	(21)

Total earnings	911	849	338	897	1,211	610	187	1,230	734	410	300	561
Add:
Fixed charges	429	1,682	1,525	1,476	1,286	1,080	96	326	275	224	161	102
Amortization of capital interest	5	20	18	11	8	6	1	5	4	3	1	1
Distributed income of equity investors	106	440	406	440	291	313	38	85	25	23	15	14
Less:
Interest capitalized	(80)	(283)	(199)	(163)	(101)	(45)	(54)	(172)	(111)	(76)	(79)	(21)

Income available for fixed charges	$1,371	$2,708	$2,088	$2,661	$2,695	$1,964	$268	$1,474	$927	$584	$398	$657
Ratio of earnings to fixed charges	3.20	1.63	1.37	1.81	2.10	1.83	2.79	4.52	3.37	2.61	2.47	6.44

Ratio of earnings to fixed charges and preferred unit distributions	3.03	1.61	1.37	1.80	2.10	1.82	2.79	4.52	3.37	2.61	2.47	6.44